SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                   Report on Form 6-K dated September 3, 2004


                              ---------------------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey
                              ____________________
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
     Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


Enclosures:     Release dated September 3, 2004: TURKCELL PLANS TO RAISE LEGAL
                PROVISIONS DUE TO SETTLEMENT DISCUSSIONS

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[GRAPHIC OMITTED]
                                                           FOR IMMEDIATE RELEASE





     TURKCELL PLANS TO RAISE LEGAL PROVISIONS DUE TO SETTLEMENT DISCUSSIONS


Istanbul, Turkey, September 3, 2004 - Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today that based on the settlement discussions, it will revise its legal provisions.

Subsequent to March 31, 2004, Turkcell has engaged in discussions relating to the settlement of certain legal disputes which include the following disputes: the disputes on the additional ongoing license fee on value added services and other charges; the dispute on additional ongoing license fee on special transaction tax and stamp duty; the dispute on additional ongoing license fee on interconnection revenues; the dispute on Turk Telekom interconnection fee; and the dispute on Turk Telekom infrastructure. Since these discussions are ongoing, Turkcell's management believes it is too early to estimate the outcome of these disputes. Based on these ongoing discussions Turkcell believes that the amounts required to resolve these disputes may be higher than its net legal provisions as of March 31, 2004 of US$1,278 million by as much as US$250 million to US$350 million.

The decree setting out the rules and procedures regarding the settlement discussions has been approved by the President Sezer and the settlement discussion will continue in line with the decree.


                               www.turkcell.com.tr

About Turkcell


Turkcell is the leading GSM operator in Turkey with 20.9 million postpaid and prepaid customers. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 403 operators in 167 countries as of May 30, 2004. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 2.7 million subscribers as of March 31, 2004.


For further information please contact:

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Contact:

                                         Citigate Dewe Rogerson
Turkcell:                                Europe:
Investors:                               Kate Delahunty
Koray Ozturkler, Investor Relations      Tel: +44-20/7282-2934
Tel: +90 212 313 1500                    Email: kate.delahunty@citigatedr.co.uk
Email: koray.ozturkler@turkcell.com.tr   or
                                         United States:
Murat Borekci, Investor Relations        Victoria Hofstad/Jessica Wolpert
Tel: + 90 212 313 1503                   Tel: +1-201-499-3500
Email: murat.borekci@turkcell.com.tr     Email: victoria.hofstad@citigatefi.com
investor.relations@turkcell.com.tr       jessica.wolpert@citigatefi.com

Media:
Nazli Candan, Corporate Communications
Tel: + 90 212 313 2310
Email: nazli.candan@turkcell.com.tr
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr



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SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              TURKCELL ILETISIM HIZMETLERI A.S.


Date:  September 3, 2004                      By:  /s/ MUZAFFER AKPINAR
                                                 ---------------------------
                                              Name:  Muzaffer Akpinar
                                              Title: Chief Executive Officer